Concord & Sage PC

February 24, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Howard Efron
Jennifer Monick
Benjamin Holt
Brigitte Lippmann

Re:	Magnitude International Ltd
Draft Registration Statement on Form F-1
Submitted January 2, 2025 CIK No. 0002046117

Ladies and Gentlemen:

On behalf of our client, Magnitude International Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 29, 2025 on the Company’s draft registration statement on Form F-1 submitted on January 2, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated January 29, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Draft Registration Statement on Form F-1 submitted January 2, 2025

Cover Page

1.	Please disclose that the Resale Shareholders will be offering their shares pursuant to the Resale Prospectus at prevailing market prices or in privately negotiated prices.

In response to the Staff’s comment, the Company has added the related disclosure on the cover page of the Public Offering Prospectus.

2.	Please revise the Resale Prospectus cover page to disclose the offering price for the ordinary shares you and the Selling Shareholders are offering pursuant to the Public Offering Prospectus.

In response to the Staff’s comment, the Company has added the related disclosure on the cover page of the Resale Prospectus.

Prospectus Summary

Summary of Risk Factors, page 2

3.	Please revise your Summary of Risk Factors so that it is no more than two pages, as required by Item 3 of Form F-1 and Item 105(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Summary of Risk Factors so that it is no more than two pages and in compliance with Item 3 of Form F-1 and Item 105(b) of Regulation S-K.

Risk Factors

Risks Relating to Our Ordinary Shares and This Offering

We are a “controlled company” within the meaning of the rules of Nasdaq . . ., page 32

4.	Please reconcile your disclosure on page 33 that you currently do not plan to rely on the controlled company exemptions from certain corporate governance requirements of Nasdaq with your disclosure on page 105, which indicates that you do plan to rely on such exemptions.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 to reconcile the disclosure on page 107.

Corporate History and Structure, page 45

5.	Please revise to disclose the important events leading to the company’s current corporate structure, including the Reorganization, as discussed in Note 1 on pages F-8 and F-9. Refer to Item 4.A.4 of Form 20-F.

In response to the Staff’s comment, the Company has added related disclosures on page 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

6.	Please provide a roll forward of your backlog for each of the financial statement periods presented, or tell us why you believe such disclosure is not material. In addition, as applicable, please quantify the backlog attributable to each of your five largest customers and your largest customer, respectively. Finally, please disaggregate the backlog as of April 30, 2024 by the fiscal year(s) in which you expect to recognize the underlying revenue.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 50.

Please find the roll forward of the backlog for each of the financial statement periods stating the list of customers as of April 30, 2023 and 2024 below.

The following table shows the list of customers as of April 30, 2023:

S/No	Name of Customer	S$
1	Customer A	15,381,429
2	Customer B	1,125,466
3	Customer C	1,029,604
4	Customer D	884,656
5	Customer E	602,688
	Others	2,837,317
	Total	21,861,160

The following table shows the list of customers as of April 30, 2024:

S/No	Name of Customer	S$
1	Customer A	12,637,595
2	Customer B	4,759,149
3	Customer C	1,500,712
4	Customer D	898,163
5	Customer E	886,582
	Others	3,519,633
	Total	24,201,834

The backlog as of April 30, 2024 is S$21.4m. The following table shows the backlog as of April 30, 2024 by the fiscal years in which the Group expects to recognize the underlying revenue:

	30-Apr-25	30-Apr-26	30-Apr-27	30-Apr-28
	S$	S$	S$	S$
Unsatisfied and partially unsatisfied performance obligations as at:
30-Apr-24	9,538,114.82	3,911,656.11	3,911,656.11	3,911,656.11

Liquidity and Capital Resources, page 55

7.	Please expand your disclosure to address your plans for cash beyond the next 12 months and to briefly discuss any material unused sources of liquidity. Refer to Item 5.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56.

In assessing our liquidity, we believe that our current cash and cash flows provided by operating activities and guaranteed loans from banks will be sufficient to meet our working capital requirements and debt obligations in the 12 months following the date on which our audited financial statements are issued.

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

In addition, we intend to expand our business activities and we plan to use the net proceeds of this offering primarily for the purposes described in the section “Use of Proceeds”.

Beyond the 12 months following the date on which our audited financial statements are issued, the projected cash flows provided in operating activities and guaranteed loans from banks will be sufficient to meet our working capital requirements and debt obligations.

However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. No assurance can be provided, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Material Cash Requirements, page 58

8.	Please revise your tabular disclosure on page 58 to disaggregate bank borrowings from lease liabilities. In addition, please revise to disclose that bank borrowings are secured by legal assignment of life insurance policies, as discussed in Note 5 on page F-24 and Note 11 on page F-29.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 60.

Business

Overview, page 68

9.	Please clarify your revenue breakdown here with your revenue breakdown in the MD&A on page 52 and elsewhere. More specifically, here you state that during the fiscal years ended April 30, 2023 and 2024, approximately 74.9% and 66.9% of your revenue was derived from electrical installation projects and approximately 20.8% and 31.5% of your revenue was derived from A&A projects, respectively. However, on page 52 your tabular disclosure shows that during the fiscal years ended April 30, 2023 and 2024, approximately 96% and 94% of your revenue was derived from “Greenfield and brownfield projects” (described on page F-32 as “Electrical works and installation services”) and approximately 4% and 6% of your revenue was derived from “Ad-hoc services” (described on pages 66 and F-11 as “addition and alteration works”), respectively.

Revenue derived from A&A projects comprises of addition and alteration works for brownfield electrical projects that categorized as electrical works and installation services described on page F-32.

The Ad-hoc services that are disclosed on F-11 comprised of addition and alteration works that are generally completed within 30 days. Revenue from these services include service fees, labor cost charged, rental of machinery and equipment, transport costs incurred, maintenance works charged, among other things. Those services are non-project related.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 to specify the type of electrical installation projects, e.g. greenfield electrical installation projects or brownfield A&A electrical projects.

Management

Controlled Company Exemptions, page 105

10.	Please clarify whether, to the extent you cease to be a controlled company under Nasdaq corporate governance rules, you instead intend to rely on the foreign private issuer exemption from certain of the corporate governance requirements of Nasdaq. In this regard, we note your disclosure on page 35 that you will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq as long as you qualify as a foreign private issuer.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 30.

Index to Consolidated Financial Statements, page F-1

11.	Please tell us what consideration you gave to providing pro forma financial information to reflect (1) the offering proceeds that underwriters have agreed to purchase from you on a firm commitment basis, (2) dividends declared subsequent to April 30, 2024, (3) dividends paid subsequent to April 30, 2024, and (4) the issuance of 200,000 ordinary shares in the share capital of the subsidiary BNL Engineering Private Limited to the director. Reference is made to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the revised page F-87.

Consolidated Statements of Changes in Equity, page F-5

12.	We note your line items for Acquisition of additional interest in a subsidiary under common control in the Consolidated Statements of Changes in Equity and your line item for Proceeds from issuance of ordinary shares in a subsidiary under common control in the Consolidated Statements of Cash Flows. Please provide us with more detail about the transactions that result in these line items. In your response, please clarify if cash was paid or received.

The previous disclosed item “Acquisition of additional interest in a subsidiary under common control” in the Consolidated Statements of Changes in Equity related to the issuance of ordinary shares in a subsidiary (Herlin) under common control that was paid in cash. The cash received were disclosed as Proceeds from issuance of ordinary shares in a subsidiary under common control in the Consolidated Statements of Cash Flows. To avoid confusion and consistent with disclosure in the Cash Flows, the previous disclosed item was rephase as Issuance of ordinary shares in a subsidiary under common control”.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-5.

Notes to the Consolidated Financial Statements

1. Overview

Organization and reorganization, page F-8

13.	We note your disclosure of a series of reorganization transactions (the “Reorganization”) beginning on page F-8. As the completion date of the Reorganization has not yet been disclosed on page F-9, it appears that the Reorganization may still be in process. Please clarify for us and in your filing when you intend to complete the Reorganization, as your disclosure seems to indicate that the reorganization is fundamental to your presentation of consolidated financial statements.

The Company confirms that completion of the Reorganization remains in process. In response to the Staff’s comment, the Company has revised the referenced disclosure on Page 42.

14.	We note your disclosure on page 7 that BNL Engineering Private Limited (“BNL”) was established in November 2012 by Mr. Lim and a business partner and that Mr. Lim completed the acquisition of his business partner’s entire equity stake of BNL in 2023. Please address the following:

● Please tell us and revise your filing to disclose when in 2023 Mr. Lim acquired his business partner’s equity stake.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 42 to state that Mr. Lim completed the acquisition from his business partner’s entire equity stake of BNL on April 5, 2023.

● Please tell us how much of BNL was owned by the business partner for the period from May 1, 2022 until Mr. Lim’s acquisition of the business partner’s equity stake.

In response to the Staff’s comment, the Company advises that the business partner owned 60% of the shares of BNL during the referenced period.

● Please tell us and revise your filing to clarify if BNL was or was not under the control of Mr. Lim for the period from May 1, 2022 until Mr. Lim’s acquisition of the business partner’s equity stake. In your response, please tell us your basis in IFRS for such determination.

In response to the Staff’s comment, the Company has revised page 4 to provide a summary of Mr. Lim’s control over BNL during the referenced period.

The Company refers to IFRS 10 Consolidated Financial Statements including the Appendix B Application Guidance Assessing Control to determine whether Mr. Lim controls BNL based on all the following:

1.	Power over the investee;
2.	Exposure, or rights, to variable returns from its involvement with the investee; and
3.	The ability to use its power over the investee to affect the amount of the investor’s returns.

Below is a summary of assessment to conclude that Mr. Lim was able to exercise absolute control during the period from May 1, 2022 until Mr. Lim’s acquisition of the business partner’s equity stake.

1.	Assess purpose and design

The Company considers the purpose and design of BNL in order to identify the relevant activities, how decisions about the relevant activities are made, who has the current ability to direct those activities and who receives returns from those activities.

The business partner does not hold higher grade of BCA licenses, as a result BNL was incorporated to leverage Mr. Lim’s expertise and experience in managing comprehensive greenfield and brownfield projects as well as to tender for larger value of government projects. Although Mr. Lim only contributed 40% of initial capital due to his self-financial constraints in 2012, he has the sole decision-making power to execute all the decisions for the best interest of the Company.

Conclusion: BNL is a registered L5 grade electrical engineering contractor with BCA that is eligible to tender for higher value of public sector project. Therefore, the relevant activities are those main electrical engineering contract in private or public construction sector.

2.	Power over BNL

Mr Lim demonstrates key decision-making authority in all the major strategic and operational decisions including:
-	Purchase of property (capital investment decisions)
-	Key staff appointment such as General Manager (determining leadership and management structure)
-	Tendering work and contracts (control over revenue-generating activities)
-	Signing works variation orders and request for skilled labour (controls over costs activities)
-	Signing Letter of indemnity (influence over compliance and risk management)
-	Signing Non-Disclosure Agreement on potential M&A deal (control over the strategic direction of the Company)
-	Attending to BNL legal affairs (influence over compliance and risk management)

No majority voting or director’s resolution is requested to approve the direction of the relevant activities. The relevant activities are solely directed by Mr. Lim. The Company also considers operational barriers ie. those key management personnel actively involving in operation have closed working relationship with Mr. Lim, and major customers are secured by Mr. Lim through his personal contacts and network that would prevent the business partner to exercising his right to remove Mr Lim. The business partner has no power over BNL.

Conclusion: Despite owning only 40%, Mr. Lim exercises dominant decision-making power, which satisfies the Power criterion under IFRS 10.

3.	Exposure or rights to variable returns from its involvement with BNL

-	Mr. Lim owns 40% of the company, meaning he is entitled to 40% of the profits and returns. However, BNL incurred losses over the years, no dividend has been declared in the past.
-	Control over tendering and contracts directly affect revenue generation, indicating an ability to drive financial outcomes.

Conclusion: Mr. Lim’s financial interest in the company means he is exposed to variable returns, meeting the second criterion under IFRS 10.

4.	The ability to use its power over BNL to affect the amount of the investor’s returns

-	Mr. Lim can directly influence profitability by controlling key strategic and operational decisions
-	He has control over tendering and contracts, which are revenue-generating activities.
-	Legal management and staff appointments allow him to shape business risk and efficiency, affecting the company’s financial outcomes.

Conclusion: Since Mr. Lim can influence the company’s profitability and risk management, he meets the third criterion of IFRS 10.

In response to the Staff’s comment, a summary about Mr. Lim’s control over BNL was stated on Page 7.

● To the extent BNL was under the control of Mr. Lim for all periods presented in your financial statements, please tell us how you determined it was unnecessary to present non-controlling interest for the periods that BNL was not 100% owned by Mr. Lim.

The preparation of the consolidated financial statement is based on principal of common control through the completion of the reorganization. As at the reporting date April 30, 2024 and April 30, 2023 (before the completion of the reorganization), Mr. Lim has 100% of equity interest in BNL. After the completion of the reorganization, the equity interest of BNL still remains the same and ultimately controlled by Mr. Lim (please see assessment above in point 14). The Company also considered that there was not distribution of earnings ie. dividends to shareholders. Therefore, it was unnecessary to present non-controlling interest for the periods that BNL was not 100% owned by Mr. Lim.

● To the extent BNL was not under the control of Mr. Lim for all periods presented in your financial statements, please tell us and revise your filing to disclose the accounting for the acquisition of BNL.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 4.

7. Contract assets/liabilities

Transaction price allocated to remaining performance obligations, page F-26

15.	We note your disclosure of the amount of unsatisfied and partially unsatisfied performance obligations at April 30, 2024 on page F-26. We further note your disclosure on page 21 that your backlog was approximately S$3.42 million. Please clarify for us why the unsatisfied and partially unsatisfied performance obligations amounts appear to be significantly in excess of your backlog.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 18 and 70.

Exhibits

16.	Please file as exhibits the material agreements or contracts made in connection with indebtedness and other obligations and related party transactions or advise. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed as exhibits 10.4 through 10.5 the material agreements or contracts made in connection with indebtedness and other obligations and related party transactions.

General

17.	Where you discuss the Selling Shareholders on page 108 and the Resale Shareholders on page Alt-3, please include the address for each selling/resale shareholder and disclose the nature of any position, office or other material relationship that the selling/resale shareholder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D.1 of Form 20-F. In addition, as applicable, please describe in each of these sections the initial transaction(s) relating to the shares being offered for resale, including the date the securities were issued by the company to the selling/resale shareholders.

In response to the Staff’s comment, the Company has added related disclosures on pages 110 and Alt-3.

18.	Please identify in the footnotes to the each of the tables on page 108 and page Alt-4 the persons who have voting or dispositive power over the shares being offered.

In response to the Staff’s comment, the Company has added related disclosures on pages 110 and Alt-4.

19.	Please include the outside back cover page of the Public Offering Prospectus, including the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Public Offering Prospectus to include the outside back cover page.

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Bancroft Capital, LLC, which is expected to serve as underwriter for the offering of Ordinary Shares pursuant to the Public Offering Prospectus, has advised that it has not presented any potential investors with written “testing the waters” communications in reliance on Section 5(d) of the Securities Act. The Company further advises that neither the Company nor anyone else authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung